                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                    FORM 11-K

                                  -------------
                                   (Mark One)

            /x/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the years ended December 31, 1999 and 1998

                                       OR

            / /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                          Commission file number 1-8606

                                  -------------

                   Bell Atlantic Savings and Security Plan for
                        Associates of Bell Atlantic North

                                  -------------

                            Bell Atlantic Corporation
              1095 Avenue of the Americas, New York, New York 10036

                     BELL ATLANTIC SAVINGS and SECURITY PLAN
                      for ASSOCIATES OF BELL ATLANTIC NORTH
                        As of December 31, 1999 and 1998




                                TABLE OF CONTENTS


Independent Auditors' Report                                                       1

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 1999 and 1998                                                       2-3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 1999 and 1998                                   4-5

Notes to Financial Statements                                                   6-21

Signature Page                                                                    22


                          INDEPENDENT AUDITORS' REPORT

To the Corporate Employees' Benefits
Committee of Bell Atlantic Corporation:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North (the "Plan") as of December 31, 1999 and 1998, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.


/s/ Mitchell & Titus, LLP

New York, New York
June 9, 2000

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 1999

(DOLLARS IN THOUSANDS)




                                                                                 FUND INFORMATION
                                             --------------------------------------------------------------------------
                                                   BELL                                    PASSIVE
                                                 ATLANTIC                                 U.S EQUITY
                                                  SHARES           TELECOMMUNICATIONS       INDEX          INCOME
                                                   FUND                  FUND                FUND           FUND
                                             -----------------     ------------------    ------------    --------------
                  ASSETS:


Investments at market
  (see Notes 2 and 3):
    Allocated Share of Master Trust
      net assets                             $       2,670,119     $         264,650     $    425,902    $      400,046
    Temporary cash investments                              --                    --              639                --
                                             -----------------     -----------------     ------------    --------------

         Total investments                           2,670,119               264,650          426,541           400,046

Receivables:
    Loans to participants                                   --                    --               --                --
    Dividends and interest receivable                       --                    --                1                --

                                             -----------------    ------------------     ------------    --------------
         Total receivables                                  --                    --                1                --
                                             -----------------     -----------------     ------------    --------------
              Net assets available for
                benefits (Notes 1 and 2)      $      2,670,119   $           264,650     $    426,542    $      400,046
                                             ==================  ===================     ============    ==============




                                                                                 FUND INFORMATION
                                             --------------------------------------------------------------------------
                                                                                                             ACTIVE
                                                                  ACTIVE          U.S.        GLOBAL      INTERNATIONAL
                                                  LOAN          U.S. EQUITY     BALANCED     BALANCED        EQUITY
                                                  FUND             FUND           FUND         FUND           FUND
                                             --------------     -----------     --------     --------     -------------
                  ASSETS:

Investments at market
  (see Notes 2 and 3):
    Allocated Share of Master Trust
      net assets                            $            --     $    63,336     $ 24,615     $ 22,454     $      66,496
    Temporary cash investments                           --              95           37           34               100
                                             --------------     -----------    ---------     --------     -------------

         Total investments                               --          63,431       24,652       22,488            66,596

Receivables:
    Loans to participants                           153,844              --           --           --                --
    Dividends and interest receivable                    --              --           --           --                --
                                             --------------     -----------    ---------     --------     -------------
         Total receivables                          153,844              --           --           --                --
                                             --------------     -----------    ---------     --------     -------------
              Net assets available for
                benefits (Notes 1 and 2)     $      153,844     $    63,431    $  24,652     $ 22,488     $      66,596
                                             ==============     ===========    =========     ========     =============




                                                                          FUND INFORMATION
                                               -----------------------------------------------------------------------------
                                                                                   GOVERNMENT       PASSIVE
                                                   U.S. SMALL      U.S. BOND          MONEY      INTERNATIONAL
                                                 CAPITALIZATION  MARKET INDEX        MARKET       EQUITY INDEX
                                                      FUND           FUND             FUND           FUND             TOTAL
                                               ----------------- --------------   -------------- -------------    ----------
                  ASSETS:


Investments at market
  (see Notes 2 and 3):
    Allocated Share of Master Trust
      net assets                              $         46,683   $     10,072    $       6,955    $      14,556  $ 4,015,884
    Temporary cash investments                              70             --                -               --          975
                                               ---------------   ------------    -------------    ------------- -----------

         Total investments                              46,753         10,072            6,955           14,556    4,016,859

Receivables:
    Loans to participants                                   --             --               --               --      153,844
    Dividends and interest receivable                       --             --               --               --            1
                                               ---------------   ------------    -------------    -------------  -----------
         Total receivables                                  --             --               --               --      153,845
                                               ---------------   ------------    ------------- ----------------  -----------
              Net assets available for
                benefits (Notes 1 and 2)     $          46,753    $    10,072    $       6,955   $       14,556  $ 4,170,704
                                               ===============  =============    =============   ==============  ===========



See notes to financial statements.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 1998

(DOLLARS IN THOUSANDS)




                                                                                FUND INFORMATION
                                               ---------------------------------------------------------------------------
                                                   BELL                              PASSIVE U.S.
                                                 ATLANTIC                              EQUITY
                                                  SHARES       TELECOMMUNICATIONS       INDEX       INCOME        LOAN
                                                   FUND               FUND              FUND         FUND         FUND
                                               --------------  -------------------- ------------- ----------- ------------
                          ASSETS:

Investments at market
  (see Notes 2 and 3):
    Allocated Share of Master Trust
      net assets                                $   2,167,098   $           226,834  $    386,580  $  440,716  $        --
    Temporary cash investments                             --                    --            89          --           --
                                               --------------  -------------------- ------------- ----------- ------------
         Total investments                          2,167,098               226,834       386,669     440,716           --

Receivables:
    Participants' contributions                         2,682                    --           855         569           --
    Loan repayments                                       646                    --           191         145       (1,101)
    Loans to participants                                  --                    --            --          --      153,037
    Interfund                                           6,895                    (3)         (191)     (5,989)          --
    Dividends and interest receivable                      --                    --             1          --           --
                                               --------------  -------------------- ------------- ----------- ------------
         Total receivables                             10,223                    (3)          856      (5,275)     151,936
                                               --------------  -------------------- ------------- ----------- ------------
              Net assets available for
                benefits (Notes 1 and 2)       $    2,177,321   $           226,831  $    387,525  $  435,441  $   151,936
                                               ============== ===================== ============= =========== ============



                                                                                FUND INFORMATION
                                              ------------------------------------------------------------------------------
                                                                                             ACTIVE
                                                ACTIVE U.S.      U.S.         GLOBAL      INTERNATIONAL       U.S. SMALL
                                                   EQUITY      BALANCED      BALANCED        EQUITY         CAPITALIZATION
                                                    FUND         FUND          FUND           FUND                FUND
                                               -------------------------- ------------ -----------------    ----------------
                          ASSETS:

Investments at market
  (see Notes 2 and 3):
    Allocated Share of Master Trust
      net assets                                $      69,281      29,275   $   22,909   $        13,478   $          39,887
    Temporary cash investments                             16           7            5                 3                   9
                                               -------------- ----------- ------------ ----------------- -------------------
         Total investments                             69,297      29,282       22,914            13,481              39,896

Receivables:
    Participants' contributions                           195          76           64                46                 126
    Loan repayments                                        38          13           12                 9                  24
    Loans to participants                                  --          --           --                --                  --
    Interfund                                              21        (114)         (37)              (44)                431
    Dividends and interest receivable                      --          --           --                --                  --
                                               -------------- ----------- ------------ ----------------- -------------------
         Total receivables                                254         (25)          39                11                 581
                                               -------------- ----------- ------------ ----------------- -------------------
              Net assets available for
                benefits (Notes 1 and 2)       $       69,551      29,257   $   22,953   $        13,492   $          40,477
                                               ============== =========== ============ ================= ===================




                                                                      FUND INFORMATION
                                              ----------------------------- -------------- ----------------
                                                               GOVERNMENT      PASSIVE
                                                 U.S. BOND       MONEY      INTERNATIONAL
                                                MARKET INDEX     MARKET      EQUITY INDEX
                                                    FUND          FUND           FUND           TOTAL
                                                ------------- ------------- -------------- ----------------
                          ASSETS:

Investments at market
  (see Notes 2 and 3):
    Allocated Share of Master Trust
      net assets                                 $     20,337   $     7,403    $      6,049   $    3,429,847
    Temporary cash investments                             --            --              --              129
                                                ------------- ------------- --------------- ----------------
         Total investments                             20,337         7,403           6,049        3,429,976

Receivables:
    Participants' contributions                            62            22              40            4,737
    Loan repayments                                        12             3               8               --
    Loans to participants                                  --            --              --          153,037
    Interfund                                            (672)         (446)            149               --
    Dividends and interest receivable                      --            --              --                1
                                                ------------- ------------- --------------- ----------------
         Total receivables                               (598)         (421)            197          157,775
                                                ------------- ------------- ---------------  ---------------
              Net assets available for
                benefits (Notes 1 and 2)        $      19,739   $     6,982    $      6,246   $    3,587,751
                                                ============= ============= ===============  ===============



See notes to financial statements.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1999

(DOLLARS IN THOUSANDS)




                                                                                     FUND INFORMATION
                                                    ------------------------------------------------------------------------
                                                         BELL                             PASSIVE U.S.
                                                       ATLANTIC                              EQUITY
                                                        SHARES          TELECOMMUNICATIONS   INDEX             INCOME
                                                         FUND                FUND             FUND              FUND
                                                    ----------------  ----------------- ----------------- -----------------
Additions:
      Allotments, Contributions and Transfers:
        Employee allotments                         $        83,609   $              -  $         47,667  $         26,231
        Interfund transfers                                 120,342             (3,776)          (58,039)          (44,526)
        Plan transfers-in                                     3,002                144             2,124               930
        Rollover contributions                                  797                 25               277                54
        Employing company contributions (Note 1)             83,208                  -                 -                 -
        Loans to participants                               (44,047)            (1,715)          (17,868)          (13,718)
        Loan repayments                                      41,299                  -            13,606             8,372
                                                    ----------------  ----------------- ----------------- -----------------
           Total allotments, contributions,
             and transfers                                  288,210             (5,322)          (12,233)          (22,657)
      Investment income:
        Dividends/Interest                                   63,672                  -                 -                 -
        Allocated share of Master Trust investment
           activities (Note 3)                              346,469             57,922            78,339            25,311
                                                    ----------------  ----------------- ----------------- -----------------
           Total additions (subtractions)                   698,351             52,600            66,106             2,654
                                                    ----------------  ----------------- ----------------- -----------------
Deductions:
      Administrative expenses                                 1,664                169               285               505
      Plan transfers-out                                     16,986              1,036             4,237             1,981
      Distributions to participants                         186,903             13,576            22,567            35,563
                                                    ----------------  ----------------- ----------------- -----------------
         Total deductions                                   205,553             14,781            27,089            38,049
                                                    ----------------  ----------------- ----------------- -----------------
         Net increase (decrease)                            492,798             37,819            39,017           (35,395)

         Net assets available for benefits:
         Beginning of year                                2,177,321            226,831           387,525           435,441
                                                    ----------------  ----------------- ----------------- -----------------

         End of year (Notes 1 and 2)                $     2,670,119   $        264,650  $        426,542  $        400,046
                                                    ================  ================= ================= =================



                                                                                  FUND INFORMATION
                                                   ---------------------------------------------------------------------------------
                                                                                                                        ACTIVE
                                                                         ACTIVE           U.S.          GLOBAL       INTERNATIONAL
                                                         LOAN         U.S. EQUITY       BALANCED       BALANCED         EQUITY
                                                         FUND             FUND            FUND           FUND            FUND
                                                    ---------------  ---------------  -------------  --------------  --------------
Additions:
      Allotments, Contributions and Transfers:
        Employee allotments                         $            -   $        9,592   $      3,785   $       3,087   $       4,835
        Interfund transfers                                      -          (19,926)        (8,409)         (5,153)         34,895
        Plan transfers-in                                        -              302             94              82              77
        Rollover contributions                                   -              102             91              25              44
        Employing company contributions (Note 1)                 -                -              -               -               -
        Loans to participants                               86,378           (2,708)          (853)           (891)         (1,337)
        Loan repayments                                    (71,590)           2,424            818             810           1,326
                                                    ---------------  ---------------  -------------  --------------  --------------
           Total allotments, contributions,
             and transfers                                  14,788          (10,214)        (4,474)         (2,040)         39,840
        Investment income:
          Dividends/Interest                                     -                -              -               -               -
          Allocated share of Master Trust investment
             activities (Note 3)                                 -            8,309          1,850           3,074          14,943
                                                    ---------------  ---------------  -------------  --------------  --------------
           Total additions (subtractions)                   14,788           (1,905)        (2,624)          1,034          54,783
                                                    ---------------  ---------------  -------------  --------------  --------------
Deductions:
        Administrative expenses                                  -              257             57             103             190
        Plan transfers-out                                       -              547            142             116             287
        Distributions to participants                       12,880            3,411          1,782           1,280           1,202
                                                    ---------------  ---------------  -------------  --------------  --------------
         Total deductions                                   12,880            4,215          1,981           1,499           1,679
                                                    ---------------  ---------------  -------------  --------------  --------------
         Net increase (decrease)                             1,908           (6,120)        (4,605)           (465)         53,104

         Net assets available for benefits:
         Beginning of year                                 151,936           69,551         29,257          22,953          13,492
                                                    ---------------  ---------------  -------------  --------------  --------------

         End of year (Notes 1 and 2)                $      153,844   $       63,431   $     24,652   $      22,488   $      66,596
                                                    ===============  ===============  =============  ==============  ==============


                                                                                 FUND INFORMATION
                                                   --------------------------------------------------------------------------------
                                                                                       GOVERNMENT         PASSIVE
                                                       U.S. SMALL      U.S. BOND         MONEY         INTERNATIONAL
                                                       CAPITALIZATION MARKET INDEX       MARKET        EQUITY INDEX
                                                          FUND            FUND            FUND             FUND         TOTAL
                                                       ------------  ---------------  -------------- --------------- --------------
Additions:
      Allotments, Contributions and Transfers:
        Employee allotments                          $       5,844   $        2,046   $      1,374  $         2,770  $      190,840
        Interfund transfers                                 (8,474)         (10,459)           610            2,915               -
        Plan transfers-in                                      144               37            104               29           7,069
        Rollover contributions                                  63               64            133               50           1,725
        Employing company contributions (Note 1)                 -                -              -                -          83,208
        Loans to participants                               (1,685)            (622)          (351)            (583)              -
        Loan repayments                                      1,422              522            229              762               -
                                                     --------------  ---------------  ------------- ---------------  --------------
           Total allotments, contributions,
             and transfers                                  (2,686)          (8,412)         2,099            5,943         282,842

      Investment income:
        Dividends/Interest                                       -                -              -                -          63,672
        Allocated share of Master Trust investment
           activities (Note 3)                              11,487             (174)           362            2,953         550,845
                                                     --------------  ---------------  ------------- ---------------  --------------
          Total additions (subtractions)                     8,801           (8,586)         2,461            8,896         897,359
                                                     --------------  ---------------  ------------- ---------------  --------------
Deductions:
      Administrative expenses                                  281               19              9               20           3,559
      Plan transfers-out                                       306              104             91               79          25,912
      Distributions to participants                          1,938              958          2,388              487         284,935
                                                     --------------  ---------------  ------------- ---------------  --------------
         Total deductions                                    2,525            1,081          2,488              586         314,406
                                                     --------------  ---------------  ------------- ---------------  --------------
         Net increase (decrease)                             6,276           (9,667)           (27)           8,310         582,953

         Net assets available for benefits:
         Beginning of year                                  40,477           19,739          6,982            6,246       3,587,751
                                                     --------------  ---------------  ------------- ---------------  --------------

         End of year (Notes 1 and 2)                 $      46,753   $       10,072   $      6,955  $        14,556  $    4,170,704
                                                     ==============  ===============  ============= ===============  ==============


See notes to financial statements.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1998

(DOLLARS IN THOUSANDS)




                                                                           FUND INFORMATION
                                         -------------------------------------------------------------------------------
                                              BELL                          PASSIVE U.S.
                                            ATLANTIC                           EQUITY
                                             SHARES        TELECOMMUNICATIONS   INDEX          INCOME         LOAN
                                              FUND              FUND            FUND            FUND          FUND
                                         --------------- ------------------ --------------  -------------  ------------
Additions:
 Allotments, Contributions and Transfers:
   Employee allotments                    $       65,722  $              (8) $      47,807   $     32,276   $         -
   Interfund transfers                            36,526             (8,182)       (15,675)       (18,160)            -
   Plan transfers-in                                   -                  -             95              -             -
   Rollover contributions                            552                  -            297            155             -
   Employing company contributions (Note         166,254                  -              -              -             -
   Loans to participants                         (42,155)            (1,895)       (14,328)       (14,743)       80,429
   Loan repayments                                37,966                  -          7,538          6,598       (57,937)
                                          --------------- ------------------ --------------  -------------  ------------
     Total allotments, contributions,
         and transfers                           164,865            (10,085)        25,734          6,126        22,492

 Investment income:
   Dividends/Interest                             62,732              7,762              -              -             -
   Allocated share of Master Trust investment
   activities (Note 3)                           292,977             73,137         83,819         25,873             -
                                          --------------- ------------------ --------------  -------------  ------------

      Total additions                            520,574             70,814        109,553         31,999        22,492
                                          --------------- ------------------ --------------  -------------  ------------
Deductions:
 Administrative expenses                             269                 49             42            207             -
 Plan transfers-out                               13,843                577          1,850          2,240             -
 Distributions to participants                   167,231             13,437         24,540         40,470             -
                                          --------------- ------------------ --------------  -------------  ------------
      Total deductions                           181,343             14,063         26,432         42,917             -
                                          --------------- ------------------ --------------  -------------  ------------
      Net increase (decrease)                    339,231             56,751         83,121        (10,918)       22,492

      Net assets available for  benefits:
      Beginning of year                        1,838,090            170,080        304,404        446,359       129,444
                                          --------------- ------------------ --------------  -------------  ------------
      End of year (Notes 1 and 2)          $   2,177,321  $         226,831  $     387,525   $    435,441   $   151,936
                                          =============== ================== ==============  =============  ============


                                                                      FUND INFORMATION
                                          ----------------------------------------------------------------------------
                                                                                      ACTIVE
                                             ACTIVE         U.S.         GLOBAL     INTERNATIONAL     U.S. SMALL
                                           U.S. EQUITY    BALANCED      BALANCED      EQUITY        CAPITALIZATION
                                              FUND          FUND          FUND         FUND              FUND
                                           ------------  ------------  -----------  ------------    ------------------
Additions:
 Allotments, Contributions and Transfers:
   Employee allotments                      $    11,988   $     3,803   $    3,823   $     2,802   $           8,412
   Interfund transfers                           (6,538)        1,588       (2,806)       (2,959)             (6,942)
   Plan transfers-in                                 51            39           34            11                  59
   Rollover contributions                           211           100           51            27                  60
   Employing company contributions (Note              -             -            -             -                   -
   Loans to participants                         (2,687)         (750)        (875)         (591)             (1,669)
   Loan repayments                                2,039           400          578           596               1,466
                                            -----------   ------------  -----------  -----------   ------------------
     Total allotments, contributions,
         and transfers                            5,064         5,180          805          (114)              1,386

 Investment income:
   Dividends/Interest                                 -             -            -             -                   -
   Allocated share of Master Trust investment
   activities (Note 3)                            8,239         3,647        2,710           130                 262
                                            ------------  ------------  -----------  ------------  ------------------

      Total additions                            13,303         8,827        3,515            16               1,648
                                            ------------  ------------  -----------  ------------  ------------------
Deductions:
 Administrative expenses                            127            26           49            34                  98
 Plan transfers-out                                 413           200          153           132                 230
 Distributions to participants                    4,976         2,350        1,729           918               2,715
                                            ------------  ------------  -----------  ------------  ------------------
      Total deductions                            5,516         2,576        1,931         1,084               3,043
                                            ------------  ------------  -----------  ------------  -----------------

      Net increase (decrease)                     7,787         6,251        1,584        (1,068)             (1,395)

      Net assets available for  benefits:
      Beginning of year                          61,764        23,006       21,369        14,560              41,872
                                            ------------  ------------  -----------  ------------  -----------------
      End of year (Notes 1 and 2)            $   69,551   $    29,257   $   22,953   $    13,492   $          40,477
                                            ============  ============  ===========  ============  ==================




                                                                   FUND INFORMATION
                                          -------------------------------------------------------------
                                                           GOVERNMENT     PASSIVE
                                             U.S. BOND       MONEY       INTERNATIONAL
                                           MARKET INDEX      MARKET      EQUITY INDEX
                                               FUND           FUND          FUND           TOTAL
                                          ---------------  -----------  --------------  -----------------
Additions:

 Allotments, Contributions and Transfers:
   Employee allotments                       $      1,951  $       569   $       698   $       179,843
   Interfund transfers                             10,832        7,237         5,079                 -
   Plan transfers-in                                    4           14            33               340
   Rollover contributions                              85          296            23             1,857
   Employing company contributions (Note               --           --            --            66,254
   Loans to participants                             (505)        (114)         (117)                -
   Loan repayments                                    466          104           186                 -
                                            -------------  -----------   ------------  ---------------
     Total allotments, contributions,
         and transfers                             12,833        8,106         5,902           248,294

   Investment income:
     Dividends/Interest                                --           --            --            70,494
    Allocated share of Master Trust investment
     activities (Note 3)                              571          156           485           492,006
                                            -------------  -----------   -----------   ---------------

      Total additions                              13,404        8,262         6,387           810,794
                                            -------------  -----------   -----------   ---------------
Deductions:
   Administrative expenses                              2            3            52               958
   Plan transfers-out                                  74           46            19            19,777
   Distributions to participants                      928        1,231            70           260,595
                                            -------------  -----------   -----------   ---------------
      Total deductions                              1,004        1,280           141           281,330
                                            -------------  -----------   -----------   ---------------
      Net increase (decrease)                      12,400        6,982         6,246           529,464

      Net assets available for  benefits:
      Beginning of year                             7,339           --            --         3,058,287
                                            -------------  -----------  ------------   ---------------
      End of year (Notes 1 and 2)            $     19,739   $    6,982   $     6,246    $    3,587,751
                                            =============  ===========  ============   ===============



See notes to financial statements.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


1.       PLAN DESCRIPTION

         The following description of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North (the "NSSP") provides only general information on the NSSP's provisions as of December 31, 1999 and 1998. Participants should refer to the Benefits Handbook, NSSP plan document and prospectus for a more complete description of the NSSP's provisions.

         The NSSP* was established by NYNEX Corporation on January 1, 1984 to provide a convenient way for non-salaried employees to save on a regular and long-term basis. In August 1997, Bell Atlantic Corporation merged with NYNEX Corporation (the "Merger") to form the new Bell Atlantic Corporation ("Bell Atlantic"). Effective January 1, 1998, Bell Atlantic became the NSSP plan sponsor. The NSSP is a defined contribution plan covering all regular non-salaried employees of the pre-merger NYNEX Corporation and its participating subsidiaries. Employees are eligible to make tax-deferred or after-tax contributions to the NSSP, and to receive matching employer contributions, upon completion of enrollment in the NSSP as soon as practicable following the date of hire.

         ALLOTMENTS AND CONTRIBUTIONS

         Eligible employees may authorize basic contributions of 1% to 6% of salary, as defined, and supplementary contributions up to an additional 10% of salary. For employees of Bell Atlantic and most of its participating subsidiaries, Bell Atlantic makes employer matching contributions in an amount equal to 80% of basic contributions. Such matching contributions are invested currently only in the Bell Atlantic Shares Fund. Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder. Employer matching contributions are invested only in the Bell Atlantic Shares Fund until employees reach age 50, at which point they may begin to diversify the matching contributions.

         The NSSP provides for 100% vesting of employer matching contributions upon attaining three years of service. A terminated employee's unvested employer matching contributions are forfeited and offset against the participating companies' obligation to make subsequent contributions to the NSSP. Forfeitures were $237 and $195 in 1999 and 1998, respectively.


--------------------
* Certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the NSSP Prospectus.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         LOANS

         The NSSP includes an employee loan provision authorizing participants to borrow an amount from their vested account balances in the NSSP. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than fifteen years. Each new loan will bear interest at a rate based upon the prime rate for loans up to sixty months and prime plus one for loans sixty-one months to one hundred eighty months as published in The Wall Street Journal.

         TERMINATION PRIORITIES

         Although it has not expressed any intent to do so, Bell Atlantic has the right under the NSSP to discontinue all employer matching contributions at any time and to terminate the NSSP subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended. In the event of plan termination, participants would become 100% vested in their accounts.

         FUND OPTIONS

         Participants are able to invest in one or more combinations of the following funds (referred to herein individually as a "Fund" and collectively as the "Funds"): Bell Atlantic Shares Fund, Telecommunications Fund, U.S. Bond Market Index Fund, Passive U.S. Equity Index Fund, Government Money Market Fund, Income Fund, Passive International Equity Index Fund, U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund and U.S. Small Capitalization Fund.

         The Bell Atlantic Shares Fund invests primarily in the common stock of Bell Atlantic. As of the date of the Merger, the NSSP's investments in the NYNEX Shares Fund were converted into shares of Bell Atlantic common stock within the Bell Atlantic Shares Fund.

         The Telecommunications Fund's portfolio is comprised of investments in twenty-four North American telephone utility and telecommunications companies each with a minimum market value of approximately $1 billion at the time of their inclusion in the portfolio. Effective January 1, 1998, the Telecommunications Fund was no longer open to new investments. Participants who did not elect a new investment direction had their current contributions automatically directed to the Passive U.S. Equity Index Fund. Also effective January 1, 1998, transfers of participant existing balances into the Telecommunications Fund were prohibited. Dividends, including stock dividends of the Telecommunications Fund, will be reinvested in the Fund. Participants will be allowed to move money out of the Fund at any time. The Fund is a market weighted index fund and is managed by Bell Atlantic Asset Management Company ("BAAMCO").

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         Effective January 1, 1998, the Government Obligations Fund was no longer offered as a Fund selection. All balances in the Fund were automatically transferred to the U.S. Bond Market Index Fund along with any current investment directions designated to the Government Obligations Fund. To accomplish this automatic transfer, some of the Government Obligations Fund's assets were held in shorter maturity government instruments beginning in December 1997. The U.S. Bond Market Index Fund includes all U.S. Treasury, government-sponsored, mortgaged-backed, asset-backed and investment-grade corporate bonds, with at least one year maturity and at least $100 million outstanding. The Fund may use interest rate futures and various other kinds of derivatives to adjust portfolio duration or as interest rate hedges. The Fund is managed by Barclays Global Investors, N.A.

         On January 1, 1998 the Diversified Equity Portfolio was renamed the Passive U.S. Equity Index Fund. The Passive U.S Equity Index Fund invests in an equity index fund which is managed by BAAMCO. This Fund is principally a portfolio of common stocks and is structured and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard and Poors Composite Index of 500 stocks.

         On January 1, 1998 the Government Money Market Fund was newly offered to NSSP participants. The Government Money Market Fund invests in securities of the U.S. government or its agencies, obligations guaranteed or insured by the U.S. government and repurchase agreements that use these securities as collateral. The average maturity of the securities in the Fund generally will be thirty to sixty days, but may vary from one to ninety days. The Fund may use interest rate futures for cash management purposes or to adjust the average duration of the portfolio. The Fund is managed by Deutsche Asset Management.

         On January 1, 1998 the Interest Income Fund was renamed the Income Fund. The Income Fund, invests primarily in a diversified portfolio of guaranteed investment contracts ("GICs") issued by insurance companies. Some of the assets of the Fund are also invested in pools of asset-backed securities, corporate bonds, and obligations of the U.S. government and its agencies ("Synthetic Investment Contract"). As an integral part of the purchase of each pool of these investments, a financial institution, via a wrapper contract, agrees to pay at book value for qualified distributions (e.g. participant withdrawals) and at maturity of the contract, based on the agreed upon interest rate for the relevant time period but not in the event of a default of any security in the pool. The NSSP is exposed to credit risk in the event of nonperformance by the entities for which the contracts are placed. The NSSP seeks to minimize credit risk by diversifying among a group of GIC issuers and other financial institutions which meet certain investment criteria established by BAAMCO. These contracts guarantee
         (i) a fixed rate of interest for a fixed period of time or (ii) a fixed interest for

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         an indefinite period of time. Such interest is not guaranteed by any of the Employing Companies. The Fund is managed by BAAMCO. (For further discussion of this Fund see Note 2).

         On January 1, 1998 the Passive International Equity Index Fund was newly offered to NSSP participants. The Passive International Equity Index Fund has investments that mirror the MSCI-EAFE-GDP, which is an index established by Morgan Stanley Dean Witter, comprised of approximately 1,000 companies from twenty of the largest countries outside of the United States, including Japan, Germany and the United Kingdom. The weighting of each country in the index is based upon its GDP, which is a measure of domestic economic output. The Fund is managed by Barclays Global Investors, N.A.

         In addition to the Passive U.S. Equity Index Fund, each of the following five Funds invest in the assets of unitized investment advisor account(s) of the Bell Atlantic Master Trust ("Master Trust"), as designated by BAAMCO: U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund, and the U.S. Small Capitalization Fund.

         The U.S. Balanced Fund invests primarily in domestic stocks and bonds. The fixed income portion of the Fund may invest a small portion of its assets in issues of international agencies, foreign governments, their agencies and foreign corporations. The Fund targets approximately 60% in stocks and 40% in bonds. As of December 31, 1999, BAAMCO had selected the following unitized investment advisor account(s) of the Master Trust ("Master Trust pooled accounts") for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, LLC, Miller Anderson & Sherrerd, LLP, Palisade Capital Management, LLC, Provident Investment Counsel, Inc., State Street Research and Management Company, Transamerica Investment Management, LLC, and Wilshire Associates, Inc.

         The Global Balanced Fund invests in the world's capital markets, primarily in equity and fixed income instruments. The Fund is diversified and has representation in a variety of countries, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. The Global Balanced Fund typically targets 75% of its investments for the domestic market and 25% for the foreign market, and approximately 70% in stocks and 30% in bonds. Emerging markets investments are targeted at 4% of the total Fund. As of December 31, 1999, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Capital Guardian Trust Company, Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Morgan Stanley Dean Witter Investment Management, Inc., Northern Cross Investments, Ltd., Palisade Capital Management, LLC, Provident Investment Counsel, Inc., Rogge Global Partners, PLC, State Street Global Advisors, State Street Research and Management Company, Transamerica Investment Management, LLC, and Wilshire Associates, Inc.

         The Active U.S. Equity Fund invests primarily in domestic common stocks. As of December 31, 1999, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Palisade Capital Management, LLC, Provident Investment Counsel, Inc., Transamerica Investment Management, LLC, Trinity Investment Management Corporation, and Wilshire Associates, Inc.

         On January 1, 1998, the International Equity Fund was renamed the Active International Equity Fund. The Active International Equity Fund invests in international equity markets throughout the world, generally excluding the United States. It is well-diversified and has representation in a variety of economies, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. It targets 80% of its investments for developed countries such as Japan, Germany and the United Kingdom and 20% for emerging markets such as Brazil, Mexico and Taiwan. As of December 31, 1999, BAAMCO had selected Capital Guardian Trust Company, Morgan Stanley Dean Witter Investment Management, Inc., Northern Cross Investments, Ltd., and State Street Global Advisors as the Master Trust pooled accounts for the Fund.

         The U.S. Small Capitalization Fund invests primarily in the stocks of smaller-sized domestic companies, generally with a market capitalization that is in the smallest 15% of publicly traded stocks. As of December 31, 1999, BAAMCO had selected the following as the Master Trust pooled accounts for the Fund: Columbus Circle Investors, Gardner Lewis Asset Management, L.P., Investment Counselors of Maryland, Inc., The Boston Company Asset Management, Inc., Provident Investment Counsel, Inc., and Wilshire Associates, Inc.

         All the assets of the NSSP are included in the Bell Atlantic Master Trust (See Note 2) for which Mellon Bank, N.A., is the trustee.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         Wellspring Resources, LLC, was the recordkeeper for the NSSP through June 30, 1998. As of July 1, 1998, the Kwasha Group of
         PricewaterhouseCoopers, LLP, became the recordkeeper for the NSSP.

2.       ACCOUNTING POLICIES

         INVESTMENTS

         Effective January 1, 1998, the NYNEX Master Trust was renamed the Bell Atlantic Master Trust (the "Master Trust"). All of the assets of the NSSP are included in the Master Trust.

         VALUE OF INVESTMENTS

         The Trustee values the investments in the Master Trust as follows:

         Investments in securities traded on national and foreign securities exchanges are valued by the Trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

         The value of each contract with an insurance company or other financial institution included in the Income Fund is reported at contract value in the Statements of Net Assets Available for Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and in connection with the fully benefit-responsive investment contracts, the following information is presented:

                  i. The asset weighted crediting interest rate yielded a return of 6.1% and 6.3% for the years ended December 31, 1999 and 1998, respectively.

                  ii. The crediting interest rates ranged from 5.06% to 8.15% at December 31, 1999 and 4.2% to 8.2% at
                        December 31, 1998.

                  iii. The fair value, as determined by discounting future cash flows of the underlying investments, at December 31, 1999 and 1998, was approximately $353,162 and $376,460, respectively.

         Forward currency contracts are accounted for as contractual commitments on a trade date basis and are carried at fair value derived by the Trustee at the exchange rate prevailing on the last business day of the year. Index futures contracts are recorded as contractual commitments on a trade-date basis and are carried at fair value based on the closing index

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         futures price prevailing on the last business day of the year. Both exchange rates and index futures prices are readily available from published sources.

         Temporary cash investments are stated at redemption value which approximates fair value.

         PURCHASES AND SALES OF INVESTMENTS

         Purchases and sales of investments are reflected as of the trade date.

         Realized gains and losses on sales of investments are determined on the basis of average cost.

         INVESTMENT INCOME

         Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

         NET APPRECIATION (DEPRECIATION) OF INVESTMENTS

         The Statements of Changes in Net Assets Available for Benefits reflects the net appreciation (depreciation) in the fair value of the NSSP's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         DISTRIBUTIONS

         Distributions elected to be withdrawn from the NSSP by participants are recorded when paid.

         PLAN EXPENSES

         The NSSP pays certain administrative expenses out of assets held in the Master Trust and out of interest income earned from the NSSP's disbursement account, as held by the Trustee, in accordance with NSSP provisions and to the extent permitted by law. Any expenses not paid by the NSSP are paid by Bell Atlantic.

         BELL ATLANTIC'S USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the NSSP's trust asset administrator, to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES

         The NSSP provides for various participant investment options in any combination of funds which can invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.       INVESTMENTS

         INVESTMENT IN MASTER TRUST

         All of the investment assets in the Master Trust are managed by BAAMCO or external investment advisors. The assets in the Master Trust are either (a) pooled between the defined benefit plans and the defined contribution plans or (b) net assets that are specific to the defined benefit plans, or (c) net assets specific to the defined contribution plans. The total fair value of the Master Trust at December 31, 1999 and 1998 was approximately $56.6 billion (of which net assets totaling approximately $21.4 billion are specific to the defined benefit plans, item (b) above, for which separate financial statements are prepared) and approximately $51.2 billion, respectively.

         INVESTMENTS HELD IN POOLED ACCOUNTS

         The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $22.7 billion at December 31, 1999 and 1998, and with investment earnings of $3.9 billion and $2.2 billion for the years ended December 31, 1999 and 1998, respectively. Given that the pooled accounts include interests of the defined contribution plans and the defined benefit plans, the totals in each respective statement do not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this footnote.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         The total investments held in the Master Trust pooled accounts at December 31, 1999 and 1998 were as follows:

                                                                  FAIR VALUE (NOTE 2)
                                                            ------------------------------
         DESCRIPTION                                            1999               1998
         -----------                                        -----------        -----------
         Cash - non interest bearing                        $        --        $     7,587
         Receivables                                            691,568          1,300,045
         Common Stock                                        21,107,790         18,625,854
         Bell Atlantic Corporation common shares                 91,530             70,998
         Preferred Stock                                         76,783            115,874
         U.S. Government Securities                              99,119          1,097,450
         Corporate Debt - preferred and other                   228,401          1,489,671
         Real estate                                                 --                166
         Temporary cash investments                             586,308            619,688
         Other investments*                                     485,553            708,470
                                                            -----------        -----------
                                                             23,367,052         24,035,803

         Liabilities                                            650,607          1,307,975
                                                            -----------        -----------
         Total pooled net assets in the Master Trust        $22,716,445        $22,727,828
                                                            ===========        ===========

         *Other investments include foreign investments, principally foreign government debt.

         The NSSP's interests in the Master Trust pooled accounts carrying value and investment income of the Master Trust pooled accounts are reported in each respective Fund option as the "Allocated share of Master Trust net assets" in the Statements of Net Assets Available for Benefits and "Allocated share of Master Trust investment activities" in the Statements of Changes in Net Assets Available for Benefits.

         Investments in the Master Trust are allocated to the NSSP's Fund options in accordance with their respective percentages of interest. The proportionate interests of the NSSP's Fund options in the carrying value of the Master Trust pooled accounts at December 31, 1999 and 1998 were as follows:

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


                                                       CARRYING                      CARRYING
                                                         VALUE                         VALUE
                                                   1999            1999           1998           1998
                                                 --------        -------        --------        -------
         Active U.S. Equity Fund                 $ 63,431        0.2792%        $ 69,551        0.3060%
         U.S. Balanced Fund                        24,652        0.1085%          29,257        0.1287%
         Global Balanced Fund                      22,488        0.0990%          22,953        0.1010%
         Active International Equity Fund          66,596        0.2932%          13,492        0.0594%
         U.S. Small Capitalization Fund            46,753        0.2058%          40,477        0.1781%
         Passive U.S. Equity Index Fund           426,542        1.8777%         387,525        1.7051%
                                                 --------                       --------
Total                                            $650,462                       $563,255
                                                 ========                       ========


         INVESTMENTS HELD IN SPECIFIC ACCOUNTS

         Effective January 1, 1998, the assets of all Bell Atlantic's defined contribution plans were included in the Master Trust. The net assets specific to these plans are the Bell Atlantic Shares Fund, Telecommunications Fund, Government Money Market Fund, Income Fund, Loan Fund, Employee Stock Ownership Plan ("ESOP") allocated account, the ESOP unallocated account, Bell Atlantic Employee Stock Ownership Plan ("PAYSOP"), Passive International Equity Index Fund, and the U.S. Bond Market Index Fund.

         The investments held in the Master Trust specific accounts for the defined contribution plans at December 31, 1999 and 1998 were as follows:

                                                                    FAIR VALUE (NOTE 2)
                                                               ------------------------------
         DESCRIPTION                                               1999               1998
         -----------                                           -----------        -----------
         Receivables                                           $   401,820        $   410,006
         Common Stock                                              741,499            609,620
         Bell Atlantic Corporation common shares                 9,787,824          8,324,047
         Temporary cash investments                                174,224            139,788
         Fixed income obligations - insurance contracts          1,826,236          1,973,019
         Fixed income corporate obligations                        168,522            239,031
                                                               -----------        -----------
                                                                13,100,125         11,695,511
         Liabilities                                               578,356            642,498
                                                               -----------        -----------
         Total net assets in the specific
            accounts in the Master Trust                       $12,521,769        $11,053,013
                                                               ===========        ===========

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         Investments in the Master Trust are allocated to the NSSP's Fund options in accordance with their respective percentages of interest. The proportionate interest of the NSSP, the Bell Atlantic Savings Plan for Salaried Employees (the "BASP") and the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South (the "BASSP") in the carrying value of the Master Trust specific accounts at December 31, 1999 was as follows:

                                                       CARRYING                        CARRYING                   CARRYING
                                                        VALUE                           VALUE                      VALUE
                                                         NSSP               PLAN %       BASP          PLAN %       BASSP    PLAN %
                                                      ----------          ---------   ----------     ---------   ---------- -------
         Bell Atlantic Shares Fund                    $2,670,119             39%      $2,755,661        40%      $1,411,573     21%
         Telecommunications Fund                         264,650             47%         297,567        53%              --
         Government Money Market Fund                      6,955              4%         147,899        85%          19,400     11%
         Passive International Equity Index Fund          14,556              8%         138,330        77%          26,437     15%
         Income Fund                                     400,046             22%       1,180,551        65%         245,693     13%
         Loan Fund                                       153,844             38%         161,631        40%          82,001     22%
         ESOP                                                 --             --        1,632,176        76%         503,322     24%
         U.S. Bond Market Index Fund                      10,072              6%         148,611        88%           9,864      6%
         PAYSOP                                               --             --           83,502        35%         157,309     65%
                                                      ----------                      ----------                 ----------
         Total                                        $3,520,242                      $6,545,928                 $2,455,599
                                                      ==========                      ==========                 ==========

         The following table reflects the investments that represent 5% or more of the net assets in the Master Trust as of December 31:

                                                                  1999            1998
                                                               ----------      ----------
         Bell Atlantic Corporation common shares               $9,787,824      $8,324,047

         INVESTMENT INCOME

         Investment income and expenses are allocated to the NSSP's Fund options daily in accordance with their respective daily percentages of interest in the Master Trust's pooled accounts. Percentages of interest are based on the daily ratio of units owned by each plan's Fund options to the total units in the Master Trust pooled accounts. Investment income related to investments held in specific accounts for the defined contribution plans is allocated to each plan's Fund options daily in accordance with each plan's respective percentage of interest.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         The allocated net investment income to the NSSP's Fund options for the years ended December 31, 1999 and 1998 was as follows:

                                                                Dividends On
                                                                Bell Atlantic                                  Other
                                                                 Corporation                     Net          Income/       Net
                                                                    Common        Other     Appreciation     Expenses    Investment
                                                     Interest       Shares      Dividends  (Depreciation)   Net Income     Income
                                                     --------   -------------   ---------  --------------   ----------     ------
         DECEMBER 31, 1999:
         ------------------
         Bell Atlantic Shares Fund                  $     982        $--      $      --      $ 345,487     $      --     $ 346,469
         Telecommunications Fund                           59         --          3,320         54,559           (16)       57,922
         Government Money Market Fund                     362         --             --             --            --           362
         Passive U.S. Equity Index Fund                 1,014         --          4,821         72,510            (6)       78,339
         Passive International Equity Index Fund            9         --             --          2,944            --         2,953
         Income Fund                                   25,311         --             --             --            --        25,311
         U.S. Bond Market Index Fund                        6         --             --           (180)           --          (174)
         Active U.S. Equity Fund                           38         --            877          7,394            --         8,309
         U.S. Balanced Fund                               606         --            224          1,020            --         1,850
         Global Balanced Fund                             409         --            226          2,446            (7)        3,074
         Active International Equity Fund                  27         --            352         14,598           (34)       14,943
         U.S. Small Capitalization Fund                    76         --            316         11,095            --        11,487
                                                    ---------        ---      ---------      ---------     ---------     ---------
         Total                                      $  28,899        $--      $  10,136      $ 511,873     $     (63)    $ 550,845
                                                    =========        ===      =========      =========     =========     =========

                                                                Dividends On
                                                                Bell Atlantic                                 Other
                                                                 Corporation                    Net           Income/        Net
                                                                    Common        Other     Appreciation     Expenses    Investment
                                                     Interest       Shares      Dividends  (Depreciation)   Net Income     Income
                                                     --------   -------------   ---------  --------------   ----------     ------
         DECEMBER 31, 1998:
         ------------------
         Bell Atlantic Shares Fund                  $     408    $  62,732    $      --      $ 229,837     $      --      $ 292,977
         Telecommunications Fund                           55           --        3,690         69,397            (5)        73,137
         Government Money Market Fund                     158           --           --             (2)           --            156
         Passive U.S. Equity Index Fund                   647           --        4,882         78,283             7         83,819
         Passive International Equity Index Fund            2           --           --            483            --            485
         Income Fund                                   26,237           --           --           (364)           --         25,873
         U.S. Bond Market Index Fund                        8           --           --            563            --            571
         Active U.S. Equity Fund                           65           --        1,129          7,045            --          8,239
         U.S. Balanced Fund                               576           --          263          2,808            --          3,647
         Global Balanced Fund                             379           --          273          2,065            (7)         2,710
         Active International Equity Fund                  31           --          312           (185)          (28)           130
         U.S. Small Capitalization Fund                   115           --          312           (166)            1            262
                                                    ---------    ---------    ---------      ---------     ---------      ---------
         Total                                      $  28,681    $  62,732    $  10,861      $ 389,764     $     (32)     $ 492,006
                                                    =========    =========    =========      =========     =========      =========

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


4.       DERIVATIVE FINANCIAL INVESTMENTS

         Derivative financial instruments are used in the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the NSSP's assets and speculation are prohibited as stated in the NSSP plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the NSSP's foreign asset base. The derivatives most commonly used by investment managers are highly-liquid, exchange-traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.

         Bell Atlantic's use of financial instruments for risk management purposes is represented by notional amounts. These notional values represent solely contractual amounts that serve as the basis or reference amounts upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks.

         Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in interest rates, foreign exchange rates and prices of equity securities. Market risk is also affected by changes in volatility and liquidity in the markets in which these instruments are traded.

         Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments that derive their value from a stock index, a particular stock or a defined basket of stocks.

         The credit risk and amount of accounting loss of the NSSP's forward contracts is equal to any gains which have not been settled as of the NSSP's year end. The credit risk of the NSSP's futures contracts is equal to the posted margin plus any unsettled positive variation margin. The amount of accounting loss at year end is equal to any variation margin owed to the NSSP.

         All derivative activity relating to the NSSP is within the Master Trust pooled accounts. The Master Trust pooled accounts' derivative activity is allocated to the NSSP in accordance with the NSSP's Fund options' respective percentages of interest (see Note 3). The following disclosures regarding the notional values, fair values, average fair values and net trading gains are reported for the NSSP.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         The notional values and fair values of the derivative activity used for trading purposes held by the NSSP at December 31, were as follows:

                                                                     1999           1998
                                                                    ------         ------
         Domestic Equity Futures Contracts:
            Notional values                                         $3,549         $2,817
            Fair values                                              3,653          2,973
         Forward Foreign Currency Payable Contracts:
            Notional values                                            176            147
            Fair values                                                178            152
         Forward Foreign Currency Receivable Contracts:
            Notional values                                            176            147
            Fair values                                                170            151

         The average fair values of the derivative activity used for trading purposes held by the NSSP during the years ended December 31, were as follows:

                                                                   1999          1998
                                                                  ------        ------
         Average Fair Values:
           Domestic Equity Futures Contracts                      $9,499        $2,067
           Forward Foreign Currency Payable Contracts                187           198
           Forward Foreign Currency Receivable Contracts             182           199

         The NSSP was allocated net trading gains from futures contracts of $698 and $805 in 1999 and 1998, respectively. Net trading losses allocated to the NSSP from foreign exchange contracts totaled $3,034 and $16,521 in 1999 and 1998, respectively.

5.       TAX DETERMINATION

         On September 25, 1995, the Internal Revenue Service issued a ruling that the NSSP meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and is exempt from Federal income taxes under the appropriate sections of the Code. The NSSP has been amended since receiving the determination letter. However, the NSSP's administrator and the NSSP's tax counsel believe that the NSSP is designed and is currently being operated in compliance with the applicable requirements of the Code.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


6.       RELATED PARTY TRANSACTIONS

         BAAMCO, a wholly owned subsidiary of Bell Atlantic, is the investment advisor for the Telecommunications Fund, Passive U.S. Equity Index Fund, and Income Fund and therefore qualifies as a party-in-interest. BAAMCO received no compensation from the NSSP for the investment advisory services rendered.

7.       CONCENTRATIONS OF CREDIT RISK

         Financial instruments that potentially subject the NSSP to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

         The NSSP places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure. The NSSP regularly monitors the financial stability of the financial institutions and insurance companies.

8.       PLAN AMENDMENTS

         Effective January 1, 1999, the NSSP was amended to become an employee stock ownership plan.

         Effective July 1, 1998, the NSSP was amended for conforming changes in certain administrative rules.

         Effective January 1, 1998, the NSSP was amended to offer new investment funds, and, to close the Telecommunications Fund (See Note 1).

9.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The Department of Labor requires that amounts allocated to accounts of persons who have elected to withdraw from the NSSP but have not yet been paid be reported as liabilities on the plan's Form 5500. In accordance with the relevant American Institute of Certified Public Accountants audit and accounting guide, benefit amounts should not be accrued as liabilities of the plan.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reported in Form 5500.

                                                                                   1999             1998
                                                                                ----------        ----------
         Net assets available for benefits presented in the Statement
           of Net Assets Available for Benefits                                 $4,170,704        $3,587,751

         Less:  Benefits claims payable presented in the Statement of Net
           Assets Available for Benefits in Form 5500                                  755             1,258
                                                                                ----------        ----------

         Net assets available for benefits presented in the Statement
           of Net Assets Available for Benefits in Form 5500                    $4,169,949        $3,586,493
                                                                                ==========        ==========

         The following is a reconciliation of benefits paid to participants per the financial statements to the amounts reported in Form 5500.

                                                                                 1999            1998
                                                                               --------        --------
         Aggregate distributions to participants as presented in the
           Statement of Changes in Net Assets Available for Benefits           $284,935        $260,595

         Add:  Current year benefits claims payable presented in the
           Statement of Net Assets Available for Benefits in Form 5500              755           1,258

         Less:  Prior year benefits claims payable presented in the
           Statement of Net Assets Available for Benefits in Form 5500            1,258           2,644
                                                                               --------        --------

         Benefit payments and payments to provide benefits directly to
           Participants and beneficiaries presented in the Statement of
           Changes in Net Assets Available for Benefits in Form 5500           $284,432        $259,209
                                                                               ========        ========

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bell Atlantic Corporate Employees' Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                 Bell Atlantic Savings and Security Plan
                                 for Associates of Bell Atlantic North

                                 By:  /s/ Thomas J. Edwards
                                    -----------------------------------------
                                    Thomas J. Edwards
                                    (Acting Chairman, Bell Atlantic Corporate
                                     Employees' Benefit Committee)


Date:  June 19, 2000